Exhibit 99.i

September 26, 2006

RS Variable Products Trust

388 Market Street

San Francisco, California  94104

Ladies and Gentlemen:

We are furnishing this opinion in connection with Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 1 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of RS Variable Products Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest (the “Shares”) of its RS Core Equity VIP Series, RS Small Cap Core Equity VIP Series, RS Large Cap Value VIP Series, RS Partners VIP Series, RS Asset Allocation VIP Series, RS S&P 500 Index VIP Series, RS International Growth VIP Series, RS Emerging Markets VIP Series, RS Investment Quality Bond VIP Series, RS Low Duration Bond VIP Series, RS High Yield Bond VIP Series, and RS Cash Management VIP Series (each a “Fund”).

In connection with this opinion, we have examined:

(a)           A copy of the Agreement and Declaration of Trust of the Trust, dated May 18, 2006, certified by the Secretary of The Commonwealth of Massachusetts.

(b)           A copy of the By-Laws of the Trust.

(c)           Such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

We are familiar with the action taken by the Board of Trustees of the Trust to authorize the issuance of the Shares.  We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities. We have also assumed that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion.  We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than The Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of each Fund, and that, when the Shares are issued and sold on the terms described in the Registration Statement, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust.  However, the Agreement and Declaration of Trust disclaims liability of any shareholder for payment under any credit, contract, or claim against the Trust or any series of the Trust.  The Agreement and Declaration of Trust provides for indemnification by the Trust of any shareholder or former shareholder held liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the Trust itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP